FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 16 March 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed Company

International Power plc

2. Name of shareholder having a major interest

AXA S.A and its group of companies.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Direct and indirect interest of the shareholder named in 2 above.

4. Name of the registered holder(s).

Legal Entity                                         Direct/Indirect     Holding

Sun Life Unit Assurance Ltd A/c X                             Direct   3,280,000
Sun Life Unit Assurance Ltd A/c X                             Direct   1,910,000
AXA UK Investment Co ICVC UK Opportunities Fund             Indirect     600,000
Sun Life Pensions Management Ltd                              Direct     378,455
Sun Life Pensions Management Ltd A/c                          Direct   1,980,000
AXA UK Group Pension Scheme                                 Indirect     346,500
AXA Financial, Inc                                          Indirect  23,345,546
AXA France                                                  Indirect   1,120,928
AXA Rosenberg                                               Indirect     347,669
Sun Life International (IOM) Ltd                              Direct         494
AXA Financial, Inc                                          Indirect  38,778,658
Sun Life Pensions Management Ltd                              Direct       8,107
Sun Life Pensions Management Ltd                              Direct         957
Sun Life Unit Assurance Ltd LTAV UK Equity                    Direct     292,630
Sun Life Unit Assurance Ltd ABL High Alpha                    Direct     645,336
Sun Life Unit Assurance Ltd FTSE All Share Tracker            Direct     265,138
Sun Life Pensions Management LTAV UK Equity                   Direct   1,418,486
Sun Life Pensions Management ABL High Alpha                   Direct   3,083,798
Sun Life Pensions Management Tracker FTSE All Share Tracker   Direct   1,314,566
AXA Framlington UK Select Ops                               Indirect  11,525,000
AXA Framlington UK Growth                                   Indirect     565,000
Framlington onshore private clients                         Indirect     150,800
AXA Winterthur                                                Direct   1,115,854

Total Direct                                                          15,693,821
Total Indirect                                                        76,780,101

Total                                                                 92,473,922

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 50 pence each

10. Date of transaction

N/A

11. Date listed Company informed

16 March 2007

12. Total holding following this notification

92,473,922

13. Total percentage holding of issued class following this notification

6.20%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Aarti Singhal - Investor Relations: + 44 (0) 20 7320 8600

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Stephen Ramsay - Company Secretary

Date of notification

14 March 2007



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary